Exhibit 99.68

DATED 14th MARCH 2019

IMMUSYS B.V.

and

MODIQUEST RESEARCH B.V.

and

IMMULEASE B.V.

and

MR JOS RAATS

and

IMMUNOPRECISE NETHERLANDS B.V.

and

IMMUNOPRECISE ANTIBODIES LTD.

AMENDMENT, TERMINATION AND SETTLEMENT AGREEMENT

THIS AMENDMENT, TERMINATION AND SETTLEMENT AGREEMENT is dated 14th March 2019 and is made

BETWEEN:

(1)

IMMUSYS B.V. a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Haarlemmermeer, the Netherlands and its registered address at Schoutstraat 58, 6525XV Nijmegen, the Netherlands, the Netherlands, registered with the trade register (handelsregister) of the Chamber of Commerce (Kamer van Koophandel) with registration number 09140672 (Immusys);

(2)

MODIQUEST RESEARCH B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Nijmegen, the Netherlands and its registered address at Kloosterstraat 9, RE21, 5349 AB Oss, the Netherlands, registered with the trade register (handelsregister) of the Chamber of Commerce (Kamer van Koophandel) with registration number 09148575 (ModiQuest Research);

(3)

IMMULEASE B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Haarlemmermeer, the Netherlands and its registered address at Schoutstraat 58, 6525XV Nijmegen, the Netherlands, the Netherlands, registered with the trade register (handelsregister) of the Chamber of Commerce (Kamer van Koophandel) with registration number 09213199 (Immulease);

(4)	MR JOZEF MARIA RAATS, a private individual born in Brunssum, the Netherlands on 22 February 1962, currently residing at Schoutstraat 58, 6525XV Nijmegen, the Netherlands, the Netherlands (Raats);

(5)

IMMUNOPRECISE NETHERLANDS B.V. a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Haarlemmermeer, the Netherlands and its registered address at Kloosterstraat 9, RE21, 5349AB Oss, the Netherlands, the Netherlands, registered with the trade register (handelsregister) of the Chamber of Commerce (Kamer van Koophandel) with registration number 71010149 (ImmunoPrecise Netherlands); and

(6)

IMMUNOPRECISE ANTIBODIES LTD., a limited liability company, having its business address at U.Vic Vancouver Island Technology Park, #3204-4464 Markham Street, Victoria, BC, Canada, V8Z 7X8 (ImmunoPrecise Antibodies).

ModiQuest Research, Immulease, ImmunoPrecise Netherlands and ImmunoPrecise Antibodies are hereinafter jointly also referred to as the IPA Group Companies and each also an IPA Group Company. The IPA Group Companies, Immusys and Raats are hereinafter jointly referred to as the Parties and each as a Party.

WHEREAS:

(A)

On 15 March 2018, the IPA Group Companies and Immusys entered into a share purchase agreement in relation to the sale by Immusys of all of the shares in ModiQuest Research and Immulease (the Shares) to ImmunoPrecise Netherlands (a 100% subsidiary of ImmunoPrecise Antibodies) (the SPA). Transfer of the Shares was completed on 6 April 2018.

(B)

On the date hereof, Immusys is a managing director of ImmunoPrecise Netherlands and Raats (the 100% shareholder of Immusys) is a managing director of Immusys, ImmunoPrecise Netherlands and U-Protein Express B.V. (a 100% subsidiary of ImmunoPrecise Antibodies (U-Protein Express)).

(C)

On 1 February 2005, ModiQuest Research and Immusys entered into a management agreement in connection with the provision of certain services by Immusys to ModiQuest Research, which management agreement was amended on 15 March 2018 (the Management Agreement).

(D)	The Parties agreed to prematurely terminate the Management Agreement, effective as per 1 March 2019 (the Effective Date). The Parties furthermore agreed that:

(i)	effective as per the Effective Date, Immusys shall resign as managing director B of ModiQuest Research;

(ii)	effective as per the Effective Date, Raats shall resign as managing director of U-Protein and ImmunoPrecise Netherlands; and

(iii)	ImmunoPrecise Antibodies shall pay the Settlement Amount (as defined below in, and in accordance with, Clause 2) to Immusys.

(E)

In this amendment, termination and settlement agreement (the Settlement Agreement), the Parties wish to lay down the terms and conditions under which (i) the Management Agreement shall be terminated, (ii) Immusys shall resign as managing director B of ModiQuest Research and Raats shall resign as managing director of U-Protein and ImmunoPrecise Netherlands, (iii) the Deferred Cash Payment and Deferred Share Payment as referred to in section 2.3 (b) of the SPA shall no longer be subject to an adjustment in accordance with section 2.5 of the SPA, and (a) to fully and finally settle all claims a Party has or may have in respect of, as a consequence of or in connection with the termination of the Management Agreement and the various relationships (including the directorship of Immusys with ModiQuest Research and the directorship of Raats with U-Protein and ImmunoPrecise Netherlands) in respect of the Management Agreement and the SPA (including all claims any IPA Group Company has or may have in respect of, as a consequence of or in connection with any representation and warranty relative to the Deferred Cash Payment and Deferred Share Payment provisions in the SPA).

(F)

In this Settlement Agreement, the Parties furthermore wish to clarify that section 2.1 of the Trademark and Domain name Assignment and License Agreement dated 12 March 2018 (the Trademark License Agreement) pursuant to which Licensee 1 (as defined in the Trademark License Agreement) is licensed to use the trademark “Modiquest” in communications with and to certain parties, also includes the right to use the email domains the email domains ‘@modiquest.com’ and ‘@modiquest.nl’ (the Email Domains).

IT IS HEREBY AGREED AS FOLLOWS:

1.	TERMINATION OF THE MANAGEMENT AGREEMENT; RESIGNATIONS

1.1

Immusys, Raats and ModiQuest Research hereby agree that the Management Agreement, in deviation of section 8 of the Management Agreement, shall terminate effective as per the Effective Date without any termination fee or any other amount being payable by any Party (either pursuant to the Management Agreement, the SPA or otherwise) in relation with such termination and/or the resignations referred to below in Clause 1.2), except for the payment by ImmunoPrecise Antibodies to Immusys of the Settlement Amount in accordance with Clause 2.

1.2

Immusys shall resign as managing director B of ModiQuest Research and Raats shall resign as managing director of U-Protein and ImmunoPrecise Netherlands, all effective as per the Effective Date. Immusys and Raats shall each sign, as soon as possible after the date hereof and in any event no later than 15th March 2019, resignation letters substantially in the form attached hereto as Annex 1 (the Resignation Letters).

1.3

The Parties acknowledge and confirm that termination of the Management Agreement shall not affect in any way whatsoever any of the obligations under clause 5 (Confidentiality), clause 6 (Return of documents), clause 7 (Violation/penalties) and/or clause 9 (Non-competition and non-solicitation) which shall remain in full force and effect.

1.4

Without prejudice to Clause 1.3, neither Immusys nor Raats shall have or keep in its/his possession documents and/or correspondence and/or data carriers and/or copies thereof, containing confidential information in relation to any IPA Group Company and in general information on (the operations of) any IPA Group Company, which have been made available to any of them or created by them (either alone or with others) in respect of the services under the Management Agreement (the Data Carriers). Raats shall, unless otherwise agreed with ImmunoPrecise Antibodies, on or before 15th March 2019, return to ImmunoPrecise Antibodies (or such other IPA Group Company as ImmunoPrecise Antibodies shall designate) all Data Carriers and no copies, other than electronic copies made pursuant to automatic archiving, computer back-up procedures and/or disaster recovery systems shall be kept and it being understood that nothing herein shall derogate any rights granted or given to Immusys and its affiliates under the Disentanglement Agreement (as defined in the SPA).

2.	TRADEMARK LICENSE: EMAIL DOMAINS

2.1

Without prejudice to the rights granted to the Licensee 1 and the Licensee 2 under the Trademark License Agreement, the Parties acknowledge and agree that the right to use the trademark “Modiquest” when used in communications as referred to in section 2.1 of Trademark License Agreement, also include the right for Immusys and Raats (and their affiliates) to use the Email Domains in such communications and Immusys and Raats agree that they (as well as their affiliates) shall only use the Email Domains for the sole purpose of communications with the competent authorities, patent agents and other experts to maintain the current patent registrations of Modiquest B.V. as well as the licensees of such patents. With a view to the foregoing and for the purposes set out in sections 2.1 through 2.1.3 of the Trademark License Agree, section 2.1.7 of the Trade Mark Licence Agreement shall be revised to read as follows: “Communications with Assignor when addressed by Assignee or its affiliates, or when useful to inform Assignee or its affiliates about the (performance or termination) license granted herein, or communications with Assignee or its affiliates, shareholders of Modiquest B.V., third party licensees of said patents and patent applications and their advisors or other third parties which Modiquest B.V. is obliged to inform according current contracts or when useful to inform such parties”.

3.	SETTLEMENT AMOUNT

3.1

Subject to the terms and conditions of this Settlement Agreement and provided that ImmunoPrecise Antibodies has received the duly signed Resignation Letters, ImmunoPrecise Antibodies hereby agrees to pay to Immusys a cash amount of EUR 1,000,000, being an amount equal to three times the Deferred Cash Payment (the Cash Settlement Amount) in the following three instalments:

Instalment	Payment Date

EUR 333,333	20th March 2019

EUR 335,555	1 May 2020

EUR 333,556	1 May 2021

3.2

Subject to the terms and conditions of this Settlement Agreement and provided that ImmunoPrecise Antibodies has received the duly signed Resignation Letters, ImmunoPrecise Antibodies hereby furthermore agrees to pay to Immusys an amount of EUR 1,000,000 (the Share Settlement Amount), payable in three instalments in kind by means of issuance of such number of common shares in its capital (such common shares the IPA Shares) as shall be calculated as follows:

Instalment	Issue Date	# of IPA Shares
EUR 335,555	31 March 2019 (the First Issue Date).	such # of IPA Shares having a value of EUR 333,555 based on the greater of (1) $0.57 per IPA Share, and (2) the closing price of the IPA Shares as quoted on the TSXV (the Closing Price) on 31 December 2018, converted to euros based on average the daily exchange rate as quoted by the Bank of Canada for the 10 Business Days immediately prior to the First Issue Date

EUR 335,555	As soon as reasonably possible after 30 April 2020 but no later than 15th May 2020 (the Second Issue Date)	such # of IPA Shares having a value of EUR 335,555 based on the greater of (1) $0.57 per IPA Share, and (2) the Closing Price of the IPA Shares as quoted on 30 April 2020, converted to euros based on average the daily exchange rate as quoted by the Bank of Canada for the 10 Business Days immediately prior to the Second Issue Date

EUR 335,556	As soon as reasonably possible after 30 April 2021 but no later than 15th May 2021 (the Second Issue Date)	such # of IPA Shares having a value of EUR 335,556 based on the greater of (1) $0.57 per IPA Share, and (2) the Closing Price of the IPA Shares as quoted on 30 April 2021, converted to euros based on average the daily exchange rate as quoted by the Bank of Canada for the 10 Business Days immediately prior to the Third Issue Date

3.3

Subject to Immusys and Raats each having been discharged by the general meeting of shareholders of the companies referred to in Recital (B) above at or prior to the date of this Settlement Agreement (Discharge), Immusys and Raats declare and confirm that payment of the Cash Settlement Amount and the Share Settlement Amount (jointly the Settlement Amount) to Immusys constitutes full and final settlement and discharge (volledige kwijting) of any and all claims they, or any company or person affiliated with any of them, have or may have against any IPA Group Company pursuant to, in respect of, as a consequence of or in connection with the SPA, the Management Agreement and the termination thereof, and their resignation as managing director of ModiQuest Research, U-Protein and ImmunoPrecise Netherlands.

3.4

Subject to Immusys and Raats each having been granted Discharge and except for payment of the Settlement Amount, each of Immusys and Raats hereby irrevocably and unconditionally waives any rights or claims it/he has or may have against any IPA Group Company, in respect of, as a consequence of or in connection with section 2.3, 2.4, 2.5 and 2.6 of the SPA (as applicable unto the signing of this Settlement Agreement), the Management Agreement, the termination of the Management Agreement and their resignation as managing director of ModiQuest Research, U-Protein and ImmunoPrecise Netherlands. Likewise, each IPA Group Company hereby irrevocably and unconditionally waives any rights or claims it/he has or may have against Raats or Immusys pursuant to, in respect of, as a consequence of or in connection with section 2.3, 2.4, 2.5 and 2.6 of the SPA (as applicable unto the signing of this Settlement Agreement), the Management Agreement, the termination of the Management Agreement and their resignation as managing director of ModiQuest Research, U-Protein and ImmunoPrecise Netherlands, and any covenant, representation and warranty by Immusys or Raats relative thereto.

3.5

ImmunoPrecise Netherlands and ImmunoPrecise Antibodies each represent that it has no claim under any warranty given by Immusys in the SPA or other Transaction Documents (as defined in the SPA) at the date of signing this Settlement Agreement nor it is aware, having heard senior staff, their officers and directors, of any facts or circumstances that may cause such claim.

3.6

Neither ImmunoPrecise Netherlands nor ImmunoPrecise Antibodies shall be entitled to deduct any amount or set off any claim for Losses (as defined in the SPA) to ImmunoPrecise Netherlands or ImmunoPrecise Antibodies against any portion of the Settlement Amount set forth in Section 3.1 and 3.2 due (or to become due) by ImmunoPrecise Antibodies to Immusys nor delay payment of any portion of the Settlement Amount. Each IPA Group Company accepts and agrees with Immusys and Raats that in the event of any controversy or inconsistency between (A) the provisions of the Transaction Documents and (B) the provisions of Clause 3.1 through this Clause 3.6, the latter shall supersede and that nothing therein is intended or shall be construed to release ImmunoPrecise Antibodies from its duty to pay any and all portions of the Settlement Amount by ImmunoPrecise Antibodies on respectively the First Issue Date, the Second Issue Date and Third Issue Date.

4.	MISCELLANEOUS

Costs

4.1

Each Party shall bear its own fees and expenses in connection with the negotiation, preparation and completion of this Settlement Agreement, and in fulfilling any obligations in connection with this Settlement Agreement

Further assurance

4.2

Each Party shall at its own costs and expenses from time to time execute such documents, perform such acts and do things as the other Part(y)(ies) may reasonably require to give the fullest possible effect to the transactions contemplated by this Settlement Agreement.

Confidentiality

4.3

Each Party will keep the existence and contents of this Settlement Agreement confidential, unless disclosure is required by any court or other competent authority. Each IPA Group Company undertakes to Immusys and Raats that it shall refrain from making negative comments or statements to third parties about Immusys and Raats which would adversely affect the business carried on by them. Each of Immusys and Raats undertakes to each IPA Group Company that it shall refrain from making negative comments or statements to third parties about any IPA Group Company which would adversely affect the business carried on by them.

Entire Agreement

4.4

This Settlement Agreement and the agreements referred to herein concerning Sections 2.3, 2.4 and 2.5 of the SPA, the Management Agreement and the clarification of the License Agreement referred to herein constitute the entire agreement between the Parties relating to the subject matter hereof and set aside and cancel any earlier agreements, either verbally or in writing, between the Parties with respect to Sections 2.3, 2.4 and 2.5 of the SPA and the Management Agreement.

4.5

Notwithstanding the aforesaid, the Trademark Licence Agreement (as amended), the Disentanglement Agreement and any other Transaction Documents all rights and duties thereunder shall remain in full force and effect as provided in each of such documents including but not limited to the current loan agreements between Immusys and Immulease in the amount of euro 8,000, and between Modiquest B.V. and ModiQuest Research in the amount of respectively euro 38,025 and euro 38, 000.

Amendments

4.6

This Settlement Agreement may not be amended, supplemented or changed, nor may any provision of this Settlement Agreement be waived, except by a written instrument making specific reference to this Settlement Agreement signed by the Party against whom enforcement of any such amendment, supplement, change or waiver is sought.

Severability

4.7

The invalidity or unenforceability of any provision of this Settlement Agreement shall not affect the validity or enforceability of any other provision of this Settlement Agreement. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable and which interpretation shall be as close as possible to the intent of the invalid or unenforceable provision.

No rescission

4.8

Each Party waives its right to rescind (ontbinden) this Settlement Agreement, in whole or in part, on the basis of section 6:265 Dutch Civil Code or to request a competent court to amend this Settlement Agreement on the basis of section 6:230(2) Dutch Civil Code. Furthermore, a Party in error (dwaling) shall bear the risk of that error in making this Settlement Agreement.

Counterparts

4.9

This Settlement Agreement may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall form one instrument. Each Party may enter into this Settlement Agreement by executing any such counterpart.

Settlement agreement

4.10	This Settlement Agreement constitutes a settlement agreement (vaststellingsovereenkomst) in accordance with article 7:900 of the Dutch Civil Code.

5.	APPLICABLE LAW AND COMPETENT COURT

5.1

This Settlement Agreement and any dispute, controversy or claim arising hereunder or in connection herewith, its subject matter or formation (including any dispute or claim relating to non-contractual obligations) shall be exclusively governed by and construed in accordance with the laws of the Netherlands.

5.2

Any and all disputes between the Parties hereto arising under or in connection with this Settlement Agreement or further agreements resulting from this Settlement Agreement, including all disputed claims for breach by any party of any undertaking or covenant under this Settlement Agreement, shall be finally resolved by the Amsterdam District Court following proceedings in English before the Chamber for International Commercial Matters (Netherlands Commercial Court or NCC). An action for interim measures, including protective measures, available under Dutch law may be brought in the NCC’s Court in Summary Proceedings in proceedings in English.

[signature page follows]

IN WITNESS whereof the Parties have executed this Settlement Agreement on the date which appears first on the first page.

For and on behalf of IMMUSYS B.V.

Name: Jos Raats
Title: managing director

For and on behalf of MODIQUEST RESEARCH B.V.

Name: Ms. Jennifer Lynne Bath
Title: managing director

For and on behalf of IMMULEASE B.V.

Name: Ms. Jennifer Lynne Bath
Title: managing director

For and on behalf of IMMUNOPRECISE NETHERLANDS B.V.

Name: Ms. Jennifer Lynne Bath
Title: managing director

For and on behalf of IMMUNOPRECISE ANTIBODIES LTD.

Name: Ms. Jennifer Lynne Bath
Title: managing director

JOS RAATS

ANNEX 1: FORM RESIGNATION LETTER

To:	[relevant company]

[●] 2019

Re: Resignation as managing director of [●]

Dear Sirs,

I hereby inform you that I tender my resignation from my position as managing director (bestuurder) on the management board (bestuur) of [●], a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in [●], the Netherlands and its registered address at [●], the Netherlands, registered with the trade register (handelsregister) of the Chamber of Commerce (Kamer van Koophandel) with registration number [●] (the Company), effective as per 1 March 2019 (the Effective Time).

I hereby request the general meeting of shareholders of the Company to discharge me (finale kwijting verlenen) for my duties and activities as managing director of the Company in the period up to and including the Effective Time.

I declare that, as per the Effective Time, I have no outstanding claims whatsoever against the Company.

I furthermore agree to cooperate with anything reasonably required or reasonably advisable in connection with my resignation as managing director of the Company.

Yours sincerely,